Securities and Exchange Commission
Washington, DC 20549

Schedule TO-T/A

Tender offer statement under section 14(d)(1) OR 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Boston Capital Tax Credit Fund III L.P.
(Name of Subject Company(issuer))

Paco Development, L.L.C. (offeror)
(Names of Filing Persons (identifying status as
offeror, issuer or other person))

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.
Attn: Scott M. Herpich
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108
Telephone (816) 292-2000

(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$770,000	$154.00
* Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount previously paid:	$154.00	Filing party:	Paco Development, L.L.C.
Form or registration no.:	SC TO-T	Date filed:	January 27, 2006

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on January 27, 2006, and amended on March 1, 2006, by Paco Development, L.L.C., a Missouri limited liability company (the “Purchaser”), relating to an offer (the “Offer”) by the Purchaser to purchase up to 770,000 Beneficial Assignee Certificates (“BACs”) evidencing the beneficial interest of an assignee in the Series 19 limited partnership interests of Boston Capital Tax Credit Fund III L.P., a Delaware limited partnership (the “Partnership”) at a cash purchase price of $1.00 per BAC, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined below)) per BAC, if any, made to BAC holders by the Partnership after the date of the Offer, and less any transfer fees imposed by the Partnership for each transfer (the Purchaser believes the Partnership is currently charging $150 per trade) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2006, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

Extension of the Offer

The Expiration Date for the Offer has been extended to 5:00 p.m., Kansas City time, on Friday, March 17, 2006. The Offer was previously scheduled to expire at 5:00 p.m., Kansas City time, on Monday, March 6, 2006, and was extended to March 13, 2006, in the amendment to the Tender Offer Statement on Schedule TO filed on March 1, 2006.

The Offer to Purchase and all related documents are amended to extend the Expiration Date of the Offer to 5:00 p.m., Kansas City time, on March 17, 2006. All references to the Expiration Date shall mean 5:00 p.m., Kansas City time, on March 17, 2006.

Item 12 Exhibits.

(a)(1)(v) Press Release, issued by Paco Development, L.L.C. on March 6, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2006	PACO DEVELOPMENT, L.L.C., a Missouri limited liability company

	By:	/s/ DeAnn Duffield
DeAnn Duffield, Manager

SLCas, L.L.C.
	By:	/s/ DeAnn Duffield
DeAnn Duffield, Manager

EXHIBIT INDEX

Exhibit No.   Description

(a)(1)(v)   Press Release, issued by Paco Development, L.L.C. on March 6, 2006.

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